Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED
2007 MAR 20 A 10: 30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 March 2007

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

07021942

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Total voting rights
2. Transaction in own shares
3. Director / PDMR shareholding

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	14:32 05-Mar-07
Number	3365S

Michael Page
INTERNATIONAL

RNS Number:3365S
Michael Page International PLC
05 March 2007

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

At close of business on 28 February 2007, Michael Page International plc's capital consists of 333,530,050 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 333,530,050.

The above figure of 333,530,050 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:30 08-Mar-07
Number	6360S

Michael Page INTERNATIONAL

RNS Number:6360S
Michael Page International PLC
08 March 2007

Headline: Transaction in own shares

The Company purchased for cancellation on 8th March 2007 2,500,000 ordinary shares at a price of 491.5 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 331,226,079 ordinary shares.

Michael Page International plc's capital consists of 331,226,079 ordinary shares with voting rights. Following the above purchase, Michael Page International plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Michael Page International plc is 331,226,079.

The above figure 331,226,079 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc under the FSA's Disclosure and Transparency Rules.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	17:26 09-Mar-07
Number	7209S

Michael Page INTERNATIONAL

RNS Number:7209S
Michael Page International PLC
09 March 2007

MICHAEL PAGE INTERNATIONAL PLC
ANNOUNCEMENT FOR THE MICHAEL PAGE INCENTIVE SHARE PLAN ("INCENTIVE SHARE PLAN"), THE MICHAEL PAGE ANNUAL BONUS PLAN ("ANNUAL BONUS PLAN") AND THE MICHAEL PAGE EXECUTIVE SHARE OPTION SCHEME ("ESOS") - 2 March 2007

On 2 March 2007 Mourant & Co. Trustees Limited, as trustee of the Michael Page Employees' Benefit Trust ("the Trustee"), transferred for nil cost, as deferred share awards/options and performance share awards/options, the beneficial interest in ordinary shares of 1p each ("Ordinary Shares") in Michael Page International plc ("the Company") to the executive directors and persons discharging managerial responsibilities ("PDMR") of the Company, as set out in the table below, subject to the rules of the Incentive Share Plan and the Annual Bonus Plan.

	Annual Bonus Plan	Incentive Share Plan	
	Deferred Shares	Deferred Shares	Performance Shares
Director			
S Ingham	140,501	89,702	44,851
S Puckett	115,758	89,702	44,851

	Annual Bonus Plan	Incentive Share Plan	
	Deferred Options (nil cost)	Deferred Options (nil cost)	Performance Options (nil cost)
Director			
C-H Dumon	115,758	89,702	44,851
PDMR			
G James	nil	45,927	22,964

In addition, Michael Page International plc announces that on 2 March 2007 it granted 50,000 options over ordinary shares of 1p each to A Wayland (PDMR) at an exercise price of 464.5p. The period during which the options may be exercised will be between 2010 and 2017. No amount was paid in respect of the grant of any of the options.

Michael Page International plc also announces that on 2 March 2007, following the end of the three year performance period, the conditional award of shares made on 1 March 2004 under the Incentive Share Plan vested and Steve Ingham and Stephen Puckett, Executive Directors of the Company, sold the number of Shares at the price per Share detailed below.

Steve Ingham

Number of shares vested	Consideration paid	Number of shares sold	% of Issued Share Capital of shares sold	Sale price
78,946	£nil	32,433	0.01%	£4.67

Stephen Puckett

Number of shares vested	Consideration paid	Number of shares sold	% of Issued Share Capital of shares sold	Sale price

78,946	£nil	32,433	0.01%	£4.67

Following these transactions, their total holdings in the Company are shown below.

Number of Shares/Options	Steve Ingham	Steve Puckett	Charles-Henri Dumon	Gary James	Andrew Wayland
Shares	1,057,397	261,209	1,332,997	357,136	-
% share capital	(0.32%)	(0.08%)	(0.40%)	(0.11%)	-
ESOS options	334,441	334,441	591,016	283,729	100,000
Incentive Share Plan (shares)	329,499	329,499	-	167,004	-
Incentive Share Plan (options)	-	-	408,445	-	-
Annual Bonus Plan (shares)	321,210	299,880	-	-	-
Annual Bonus Plan (options)	-	-	297,305	-	-

In addition to the awards/options listed above, each executive director and person discharging managerial responsibility is deemed to have a technical interest in the 2,401,266 remaining Ordinary Shares held beneficially and legally by the Trustee.

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Michael Page International plc
Kelvin Stagg, Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7291

This information is provided by RNS
The company news service from the London Stock Exchange

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